FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
1934

May 19th, 2003

NOVA MEASURING INSTRUMENTS LTD.

Building 22 Weitzmann Science Park, Rehovoth
P.O.B 266

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F☒	Form 40-F☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes☐	No☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.

Attached hereto and incorporated by way of reference herein the Registrants notice regarding 2003 First Quarter Results

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nova Measuring Instruments Ltd
Nova Measuring Instruments Ltd (the “Registrant”)

May 19th, 2003	By /S/ Chai Toren... —————————————— Chai Toren Chief Financial Officer

Company Contact: Chai Toren, CFO and Vice President Finance Nova Measuring Instruments Ltd. Tel: 972-8-938-7505 E-mail: info@nova.co.il http://www.nova.co.il	Investor relations Contacts: Ehud Helft / Kenny Green Gal IR International Tel: +1-866-704-6710 E-mail :Ehud.Helft@galir.com Kenny.Green@galir.com

Company Press Release

Nova Measuring Instruments
Announces 2003 First Quarter Results

Rehovoth, Israel, - May 19, 2003 - Nova Measuring Instruments, Ltd. (Nasdaq: NVMI), today reported results for the first quarter of 2003.

2003 First Quarter Results

        Total revenues for the first quarter of 2003 were $4.8 million, a 20% increase over revenues of $4.0 million reported for the first quarter of 2002, and a 14% sequential decrease over revenues of $5.6 million for the fourth quarter of 2002.

        The Company reported gross profit of $1.5 million (32% of revenues) compared with gross profit of $1.3 million (33% of revenues) for the first quarter of 2002 and gross profit of $1.8 million (32% of revenues) sequentially. Net loss for the quarter was $(2.6) million, or $(0.17) per share, compared with a net loss in the first quarter of 2002 of $(4.9) million, or $(0.34) per share and a net loss of $(2.5) million, or $(0.17) per share sequentially. First quarter 2003 results include stock-based compensation expenses of $0.2 million. Excluding these expenses, net loss was $(0.16) per share.

        Research and development expenses were $2.2 million (45% of revenues) compared with $2.7 million (67% of revenues) in the first quarter of 2002 and $2.2 million (40% of revenues) sequentially. Sales and marketing expenses were $1.5 million (32% of revenues) compared with $1.6 million (40% of revenues) in the first quarter of 2002 and $1.7 million (31% of revenues) sequentially.

    Dr. Giora Dishon, President & CEO of Nova commented, “As we have experienced over the last 3-4 years, the first quarter of the year tends to be the more difficult one. We did anticipate it for this year, we did much better than in the first quarter of 2002, and the results are better than our plans. We succeeded to continue to lead the IPC market with a market share of over 70%, gaining several major wins in Japan and Asia Pacific, each with mutiple sales (up to 8 system in a site). We also sold systems of our new products for Copper CMP, and saw the first sale of the NovaScan CD for Etch application. According to Dataquest, a leading market research company, the market segments of copper and OCD is expected to significantly outgrow the 15% forecasted growth for Wafer Front-end Equipment (WFE) market in 2003, and the CAGR for the following years. About 70% of our sales were for 300mm systems, strengthening our position as we move forward towards the next upturn in the industry, which we believe will be dominated by 300mm manufacturing equipment.”

    Dr. Dishon concluded, “We are encouraged by the sales of the Copper and NovaScan CD system and believe that we will see a gradual increase in demand for these systems, which will provide an upside opportunity for the Company. We continue to manage our business looking towards the future growth of the company, whilst reducing the operations costs and reducing the losses. This, together with our strong balance sheet and cash position, will enable us to leverage from the industry’s continuous technological advances — its progress toward smaller design rules and copper, from the transition to 300mm manufacturing, and from the upturn, when it arrives, enhanced with the anticipated fast growth of the IPC market.”

About Nova
Nova Measuring Instruments Ltd. develops, designs and produces integrated process control systems in the semiconductor manufacturing industry. Nova provides a broad range of integrated process control solutions that link between different semiconductor processes and process equipment. The Company’s website is www.nova.co.il.

This press release may contain forward-looking statements, including statements related to anticipated growth rates, manufacturing capacity and tax rate. Actual results may differ materially from those projected due to a number of risks, including changes in customer demands for our products, new product offerings from our competitors, changes in or an inability to execute our business strategy, unanticipated manufacturing or supply problems, or changes in tax requirements. Nova cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Form F-1 filed with the Securities and Exchange Commission on April 9, 2000. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.

NOVA MEASURING INSTRUMENTS LTD.
INTERIM CONSOLIDATED STATEMENT OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Three months ended
	March 31, 2003	December 31, 2002
	(unaudited)
REVENUES
Product sales	3,604	4,476

Services	1,169	1,097

	4,773	5,573

COST OF REVENUES

Product sales	1,858	2,224
Services	1,405	1,553

	3,263	3,777

GROSS PROFIT	1,510	1,796

OPERATING COSTS AND EXPENSES
Research & Development expenses, net	2,152	2,228
Sales & Marketing expenses	1,509	1,735
General & Administration expenses	585	489

	4,246	4,452

OPERATING LOSS	(2,736)	(2,656)

FINANCING EXPENSES	148	168

LOSS	(2,588)	(2,488)

LOSS PER SHARE	(0.17)	(0.17)

Comments:
1.Employee Stock Based Compensation expenses	167	160

2.Shares for calculation of loss per share
Basic and Diluted	14,931	14,930

3.The adjusted results excluding Employee
Stock Based Compensation:
Gross Profit	1,530	1,815
Operating Expenses	4,099	4,311
Loss	(2,421)	(2,328)
Loss per share	(0.16)	(0.16)

NOVA MEASURING INSTRUMENTS LTD.
INTERIM CONSOLIDATED STATEMENT OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Three months ended
	March 31, 2003	March 31, 2 0 0 2
	(unaudited)
REVENUES
Product sales	3,604	2,545
Services	1,169	1,453

	4,773	3,998

COST OF REVENUES
Product sales	1,858	1,003

Services	1,405	1,710

	3,263	2,713

GROSS PROFIT	1,510	1,285

OPERATING COSTS AND EXPENSES
Research & Development expenses, net	2,152	2,436
Technology in use for research and development	-	1,478
Sales & Marketing expenses	1,509	1,605
General & Administration expenses	585	499

	4,246	6,339

OPERATING LOSS	(2,736)	(5,054)

FINANCING EXPENSES	148	140

LOSS	(2,588)	(4,914)

LOSS PER SHARE	(0.17)	(0.34)

Comments:
1.Employee Stock Based Compensation expenses	167	363

2.Shares for calculation of loss per share
Basic and Diluted	14,931	14,651

3.The adjusted results excluding Employee
Stock Based Compensation:
Gross Profit	1,530	1,329
Operating Expenses	4,099	6,020
Loss	(2,421)	(4,551)
Loss per share	(0.16)	(0.31)

NOVA MEASURING INSTRUMENTS LTD.
INTERIM CONSOLIDATED BALANCE SHEET
(U.S. dollars in thousands)

	As of March 31, 2003	As of December 31, 2002
CURRENT ASSETS
Cash and cash equivalents	33,557	36,694
Short-term interest-bearing deposits	650	622

Held to maturity securities	994	994
Trade accounts receivable	3,458	2,663
Inventories	2,764	3,150
Other current assets	1,202	1,137

	42,625	45,530

LONG-TERM ASSETS
Severance pay funds	1,748	1,701
Fixed assets, net	1,667	1,777

	3,415	3,478

	46,040	49,008

CURRENT LIABILITIES
Trade accounts payable	3,016	3,340
Other current liabilities	7,273	7,616

	10,289	10,956

LONG-TERM LIABILITIES
Liability for employee termination benefits	2,322	2,162
Other long-term liability	173	213

	2,495	2,375

SHAREHOLDERS' EQUITY
Share capital	46	46
Additional paid- in capital	72,508	72,614
Deferred stock-based compensation	(536)	(809)
Accumulated deficit	(38,762)	(36,174)

	33,256	35,677

	46,040	49,008

Company Contact:
Chai Toren, Chief Financial Officer
Nova Measuring Instruments Ltd.
Tel: 972-8-938-7505
E-mail: info@nova.co.il, hai-t@nova.co.il
http://www.nova.co.il

Company Press Release

NOVA MEASURING INSTRUMENTS LTD announces the appointment of Mr. Barry Cox as the Chairman of the Board of thecompany.

Rehovoth, Israel, May 19 - Nova Measuring Instruments Ltd. today announced the appointment of Barry Cox as Chairman of the Board of the company.

Mr. Barry Cox has been an active contributor to the growth of the semiconductor industry since the early 1970s. During his tenure, he has served in a wide range of capacities: from engineering at TI, through sales and management, including management of Intel Europe in the early Eighties. As founder and CEO, president, chairman and director of various companies, Mr. Cox has assisted in a number of successful IPO’s and mergers, and interfaced with numerous VC’s and the investment community.

Mr. Cox just completed two years as Chairman of the Board of MorphICs Technology, Inc. Previously, he served as Chairman of the Board of Quantum Effect Devices, Inc., as well as CEO of Weitek Corporation and ATEQ Corporation. He has also served on the boards of both Photon Dynamics and DynaChip Corporation, later acquired by Xilinx.

“Barry brings with him over thirty years of experience within the semiconductor industry, as well as an exceptional understanding of the issues facing the sector,” says Dr. Giora Dishon, President and CEO of Nova. “His experience and guidance as Chairman will be a significant asset to Nova. We look forward to a close and successful working relationship with Barry.”

Mr. Cox holds an MBA from Boston University and a BS in Engineering from the US Air Force Academy.

About Nova
Nova Measuring Instruments Ltd. develops, designs and produces integrated process control systems in the semiconductor manufacturing industry. Nova provides a broad range of integrated process control solutions that link between different semiconductor processes and process equipment. The Company’s website is www.nova.co.il.

This press release may contain forward-looking statements, including statements related to anticipated growth rates, manufacturing capacity and tax rate. Actual results may differ materially from those projected due to a number of risks, including changes in customer demands for our products, new product offerings from our competitors, changes in or an inability to execute our business strategy, unanticipated manufacturing or supply problems, or changes in tax requirements. Nova cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Form F-1 filed with the Securities and Exchange Commission on April 9, 2000. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.